UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Exact name of registrant as specified in its charter)

No. 8, Beijing South Road

Economic & Technological Development Zone, Yantai

Shandong, CN-37 264006

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

CHIJET MOTOR COMPANY, INC. ANNOUNCES PRICING OF $8.0 MILLION PUBLIC OFFERING

On September 2, 2025, Chijet Motor Company, Inc. (the “Company”) entered into a placement agency agreement (“Placement Agency Agreement”) with Maxim Group LLC (“Maxim” or the “Placement Agent”) and securities purchase agreement with certain investor named therein in connection with the offer and sale of (i) 13,560,000 Class A ordinary shares, par value US$0.003 per share of the Company (the “Class A Ordinary Shares”) and (ii) ordinary warrants (each an “Ordinary Warrant” and collectively, the “Ordinary Warrants”) to purchase up to 13,560,000 Class A Ordinary Shares (together, the “Offering”) at an initial exercise price of $0.59 per share, at a combined public offering price of US$0.59 per share and accompanying Ordinary Warrants. Pursuant to the Placement Agency Agreement, the Company also agreed to issue to the Placement Agent certain warrants to purchase up to 678,000 Class A Ordinary Shares as part of the compensation payable to the Placement Agent in connection with this Offering (the “Placement Agent Warrants”). The Placement Agent Warrants are in substantially similar form to the Ordinary Warrants.

The Ordinary Warrants will be immediately exercisable upon issuance and will expire five years from the date of issuance. The Ordinary Warrants include exercise price reset provisions and a zero cash exercise option, both of which will result in the issuance of a significantly higher number of shares upon exercise. On the fourth trading day following the consummation of this offering, the exercise price will be reset to a price equal to 70% of the initial exercise price. On the eighth trading day following the consummation of this offering, the exercise price will be reset to a price equal to 50% of the initial exercise price. Upon each price reset, the number of shares issuable upon exercise will be increased such that the aggregate exercise price of the Ordinary Warrants on the issuance date for the Class A Ordinary Shares underlying the Ordinary Warrants then outstanding shall remain unchanged. Additionally, the Ordinary Warrants contain certain mechanisms for cashless exercise, including a zero cash exercise option, in which the holders will receive two (2) times the number of Class A Ordinary Shares that would be issuable upon a cash exercise of the Ordinary Warrants, without payment of additional consideration.

Gross proceeds, before deducting placement agent fees and other Offering expenses, are expected to be approximately $8.0 million.

The Company agreed to pay the Placement Agent an aggregate cash fee equal to 7.0% of the gross proceeds raised in the Offering, in addition to the issuance of the Placement Agent Warrants. The Company also agreed to reimburse the Placement Agent reasonable out-of-pocket actual expenses of up to $50,000.

The Offering is expected to close on or about September 4, 2025, subject to customary closing conditions. The Company intends to use the proceeds from the Offering for (i) potential acquisition of new businesses, although the Company has not identified any specific acquisition target at this time, and (ii) corporate management, talent recruitment and general working capital purposes.

Maxim is acting as the sole placement agent in connection with the Offering.

The Class A Ordinary Shares and Warrants will be offered pursuant to the Company’s effective registration statement on Form F-3 (Registration Statement No. 333-281314) previously filed with the United States Securities and Exchange Commission (the “SEC”), which was declared effective by the SEC on August 16, 2024. A prospectus supplement relating to the securities will be filed by the Company with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. On September 3, 2025, the Company issued a press release announcing the signing of the Securities Purchase Agreements. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

Exhibits Index

Exhibit No.	Description
99.1	Press Release dated September 3, 2025 – Chijet Motor Company, Inc. Announces Pricing of $8.0 Million Public Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2025

Chijet Motor Company, Inc.

By:	/s/ Dongchun Fan
Name:	Dongchun Fan
Title:	Chief Financial Officer